

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
20549-4628

January 27, 2010

Mr. James Marshall
Chief Financial Officer
Green Planet Group Inc.
(Formerly EMTA Holdings, Inc.)
7430 E. Butherus, Suite C,
Scottsdale, AZ 85260

      Re: **Green Planet Group Inc. (Formerly EMTA Holdings, Inc.)**
              Form 10-K for Fiscal Year Ended March 31, 2009
              Filed July 17, 2009
              Form 10-Q for Fiscal Quarter Ended June 30, 2009
              Filed August 19, 2009
              Form 8-K filed on March 16, 2009
              Response letter dated January 8, 2010
              Response letter dated January 13, 2010
              File No. 333-136583

Dear Mr. Marshall:

      We have reviewed your response letters and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Proposed Amendment to Form 10-K for the Fiscal Year Ended March 31, 2009

Controls and Procedures, page 35

1.   We note in response to our prior comment four you now indicate that you did conduct an assessment of your acquired business's internal control over financial reporting and concluded it was ineffective as of March 31, 2009. Given this information and in light of the errors identified in your previously issued financial statements, it is unclear to us how your management may conclude that your internal control over financial reporting at a consolidated level was effective as of March 31, 2009. For the same reasons we do not believe your management may conclude your disclosure controls and procedures were effective as of March 31,

2009 as well. Please reconsider the original conclusions reached by your management on the effectiveness of your internal control over financial reporting and disclosure controls and procedures as of March 31, 2009.

2. In your proposed reports for the interim periods ended June 30, 2009 and September 30, 2009, you state that there was no change in your internal control over financial reporting for the three months ended June 30, 2009 and September 30, 2009. However, your proposed amendment to Form 10-K indicates that "…subsequent to the filing of this Form 10-K, you have fully implemented your system of internal controls…." And in your proposed amendment to Form 10-Q for the interim period ended June 30, 2009 you mentioned that "…during the second quarter, you implemented a new accounting system which allows you to develop better internal controls around issuing purchase orders…." These disclosures appear to indicate that there have been changes in your internal control over financial reporting that occurred during the interim periods ended June 30, 2009 and September 30, 2009.

Please comply with Item 308(c) of Regulation S-K in your proposed amendments to your interim reports, which requires that you disclose *any* change in your *internal control over financial reporting* that occurred *during the last fiscal quarter* that has materially affected, or is reasonable likely to materially affect your internal control over financial reporting.

Please contact us by telephone if you require further clarification or guidance.

Form 10-Q for the Interim Period Ended June 30, 2009

Financial Statements

Note 9 – Convertible Debt, page 19

3. In your response to prior comment 12 you indicate that the terms of the underlying notes state that the conversion option ceases on the maturity date of each note and it is under this basis you have derecognized the portion of the obligation representing the amount that may be settled by the issuance of a variable number of shares of common stock. We presume the conversion option would cease on the maturity date had the note holder not exercised this option and you had paid cash to settle the outstanding obligation by its maturity date. However, as you have failed to pay the outstanding obligation by its due date, it is unclear why you believe the holder no longer may exercise this option as a means of settlement. Please refer us to the specific section of the note agreement that indicates the conversion option is cancelled on the maturity date even in the event

of default. Absent this explicit term in the agreement, we believe you have not been legally released from this obligation and you should restate your financial statements accordingly.

Further, we note at Section 3.1 of the note agreement that the failure to pay the principal and/or interest when due is defined as an "Event of Default." In the event of default you are required to pay the "Default Sum" or "Default Amount" as defined in Section 3.10 of the agreement. Please explain why you have not adjusted your obligation amount to recognize the additional amounts due under these circumstances.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief